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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October, 2003

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                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

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             [Indicate by check mark whether the registrant files or
          will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F __X__ Form 40-F _____

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes ____ No __X__

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2003

                                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.

                                     By:   /s/ Atsushi Inamura
                                        -------------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager, General Affairs
                                               Corporate Administration Division

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                                          Mitsubishi Tokyo Financial Group, Inc.



                  Dissolution of Japan Coupon Service Co., Ltd.


Tokyo, October 31, 2003 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG;
President: Shigemitsu Miki) announced today that The Bank of Tokyo-Mitsubishi, Ltd. (BTM), a member bank of MTFG, has decided to dissolve Japan Coupon Service Co., Ltd. (JCS), a subsidiary of DC Card Co., Ltd., which is a subsidiary of BTM. Dissolution of JCS is expected by the end of November 2003.

1. Outline of JCS

   (1) Address:              11-13, Ebisu 1-chome, Shibuya-ku, Tokyo
   (2) Managing Director:    Akira Yamashita
   (3) Capital:              Japanese yen 90 million
   (4) Business:             Factoring business

2. Reason for Dissolution

   It has been decided to discontinue the business of JCS and as a result the decision to dissolve JCS has been taken.

3. Impact on MTFG's business forecast

   This event is not expected to have any material effect on MTFG's previously announced business forecast for the current fiscal year.


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For further information, please contact:
Seiji Itai, Chief Manager, Corporate Communications Office
Tel.: 81-3-3240-8136